

February 13, 2012

<u>Via E-Mail</u>

Daniel Rudewicz
Furlong Financial, LLC
10 G Street, NE
Suite 710
Washington, DC 20002

> **Re: Microwave Filter Company, Inc.**
> **Preliminary Proxy Statement filed by Furlong Financial, LLC**
> **Filed February 7, 2012**
> **File No. 000-10976**

Dear Mr. Rudewicz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>General</u>

1.   Please consider including page numbers in your proxy statement.

<u>Cover page</u>

2.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for

opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following:

- your disclosure that you do not believe the current board of directors is "acting in your best interests as a shareholder" (cover page);

- your disclosure that "the Board has failed to maximize shareholder value as a result of poor capital allocation" and that "the Board has failed to explore all operational and strategic alternatives as necessary to maximize such value" (under the caption "Reasons for Proposal No. 1");

- your disclosure that the "lack of meaningful stock ownership by the non-executive officer Directors may be contributing to the lack of aligned interests with all other shareholders of the Company" (under the caption "Reasons for Proposal No. 1");

- your disclosure that the company's bylaws "contain provisions that Furlong believes are in direct contrast to the best practices of corporate governance" (under the caption "Reasons for Proposal No. 1");

- your belief that "fresh perspectives will spur long term growth for the Company" (under the caption "Reasons for Proposal No. 1"); and,

- your disclosure that adoption of proposal No. 2 would "greatly increase shareholder suffrage and increase the accountability of the incumbent Directors" (under the caption "Reasons for Proposal No. 2");

4.   We note you provide a short slate of nominees (i.e., two nominees for three board seats). Be advised that the manner in which you present your short slate does not comply with Rule 14a-4(d) under the Exchange Act. The rule specifies that a person shall not be deemed to be a bona fide nominee and shall not be named as such unless that person has consented to be named in the proxy statement. Your definitive materials name persons who have not consented to be named. The proper means of presenting a short slate, as set forth in Rule 14a-4(d), is to represent that you will vote for the company's nominees **other than** those you specify, and to provide a means for security holders to withhold authority with respect to any other company nominee by writing the name of that nominee on the form of proxy. Please revise throughout your proxy statement and in your form of proxy card. For additional guidance see Rule 14a-4 and Exchange Act Release No. 31326 (October 16, 1992).

Reasons for Proposal No. 1

5. We note your disclosure that the "lack of meaningful stock ownership by the non-executive officer Directors may be contributing to the lack of aligned interests with all other shareholders of the Company." We also note that Mr. Morris owns no shares in the company. Please address this fact to provide a fuller context to your disclosure.

Reasons for Proposal No. 2

6. Please revise the proxy statement to disclose any potential effects of your proposals, both positive and negative, on existing security holders of the company.

Solicitation of Proxies and Associated Costs

7. We note that you may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

8. Please tell us whether the solicitation of proxies via the Internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

Incorporation by Reference

9. We note your disclaimers in the second paragraph of this section with respect to the accuracy or completeness of "statements taken from public documents and records that were not prepared by or on its behalf…" Please revise or delete this disclaimer as it is inappropriate for a filing person to disclaim responsibility for disclosure in its own filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions